SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Catapult Communications Corporation
(Name of Subject Company (issuer))

IXIA
JOSIE ACQUISITION COMPANY
(Names of Filing Persons (offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Ronald W. Buckly
Senior Vice President, Corporate Affairs
and General Counsel
Ixia
26601 West Agoura Road
Calabasas, California 91302
(818) 871-1800
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Katherine F. Ashton, Esq.
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, California 90401
(310) 576-2100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$130,694,369.25	$7,292.75

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by multiplying the purchase price of $9.25 per share by 14,129,121 shares of common stock, par value $0.001 per share, of Catapult Communications Corporation (based upon the representation by Catapult Communications Corporation in the Merger Agreement (as defined herein) that, as of May 8, 2009, there were (i) 11,301,255 Shares of the Company outstanding and (ii) outstanding stock options to purchase 2,827,866 Shares). Solely for purposes of calculating the filing fee, all shares subject to options were included, regardless of the exercise price of such options.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00005580.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to a tender offer by Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of Ixia, a California corporation (“Parent”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Catapult Communications Corporation, a Nevada corporation (the “Company”), at a price of $9.25 per Share to the sellers thereof in cash without interest and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase dated May 26, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.
          Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.
Item 1. Summary Term Sheet
          The information set forth in the section entitled “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
          The subject company is Catapult Communications Corporation. The address of the principal executive offices of the Company is 160 South Whisman Road, Mountain View, California 94041, and its telephone number is (650) 960-1025.
          As of May 8, 2009, there were (i) 11,301,255 Shares of the Company outstanding and (ii) outstanding stock options to purchase 2,827,866 Shares (as represented by the Company in the Agreement and Plan of Merger dated as of May 11, 2009, by and among Parent, Purchaser and the Company (the “Merger Agreement”)). The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
          The information set forth in the section entitled “Price Range of Shares; Dividends on the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
          The information set forth in the section entitled “Certain Information Concerning Ixia and Purchaser” of the Offer to Purchase and Annex A in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction
          The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
          The information set forth in the sections entitled “Certain Information Concerning the Company,” “Certain Information Concerning Ixia and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents” in the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
          The information set forth in the sections entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” “The Transaction Documents” and “Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
          The information set forth in the section entitled “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company
          The information set forth in the section entitled “Certain Information Concerning Ixia and Purchaser” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
          The information set forth in the “Introduction” and in the section entitled “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements
     Not applicable.
Item 11. Additional Information
     (a)(1) The information set forth in the sections entitled “Certain Information Concerning Ixia and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents” in the Offer to Purchase and Annex A of the Offer to Purchase is incorporated herein by reference.
     (a)(2), (3) The information set forth in the sections entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters” in the Offer to Purchase is incorporated herein by reference.

     (a)(4) The information set forth in the sections entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” in the Offer to Purchase is incorporated herein by reference.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated May 26, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Press Release, dated May 11, 2009, by Ixia (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Ixia on May 11, 2009).

(a)(5)(B)	Presentation to Certain Investors (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Ixia on May 12, 2009).

(a)(5)(C)	Transcript of conference call held on May 12, 2009 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Ixia on May 12, 2009).

(a)(5)(D)	Form of Summary Advertisement Published in the New York Times on May 26, 2009.

(d)(1)	Agreement and Plan of Merger dated as of May 11, 2009, by and among Catapult Communications Corporation, a Nevada corporation, Ixia, a California corporation, and Josie Acquisition Company, a Nevada corporation and a wholly owned subsidiary of Ixia (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ixia on May 12, 2009).

(d)(2)	Support Agreement dated as of May 11, 2009, by and among Ixia, a California corporation, Josie Acquisition Company, a Nevada corporation and a wholly owned subsidiary of Ixia, and the stockholders listed on the signature pages thereto (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ixia on May 12, 2009).

(d)(3)	Employment Agreement dated as of May 11, 2009, by and between Ixia, a California corporation, and Richard A. Karp (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ixia on May 12, 2009).

Item 13. Information Required by Schedule 13E-3
          Not applicable.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2009

JOSIE ACQUISITION COMPANY

By:	/s/ Atul Bhatnagar
Atul Bhatnagar
President

IXIA

By:	/s/ Atul Bhatnagar
Atul Bhatnagar
President and Chief Executive Officer